Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

Board of Managers

Carbon Fiber Technology, LLC

We have audited the accompanying balance sheets of Carbon Fiber Technology, LLC (the ”Company”) as of December 31, 2002 and 2001 and the related statements of income, members’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
January 24, 2003

CARBON FIBER TECHNOLOGY, LLC

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS

CURRENT ASSETS:
Cash	$1,654,244	$751,619
Accounts receivable	910,058	1,109,189
Inventories	1,141,720	1,971,108
Prepaid expenses	4,273	1,083

Total current assets	3,710,295	3,832,999

PROPERTY, PLANT AND EQUIPMENT—Net	10,840,572	11,884,619

TOTAL	$14,550,867	$15,717,618

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$339,590	$240,408
Accrued expenses	348,809	301,698

Total current liabilities	688,399	542,106

MEMBERS’ EQUITY	13,862,468	15,175,512

TOTAL	$14,550,867	$15,717,618

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
			(Unaudited)
SALES	$9,181,834	$8,782,902	$10,417,482

COST OF SALES	8,746,948	8,425,095	9,933,966

GROSS PROFIT	434,886	357,807	483,516

OTHER INCOME (EXPENSE)—Net	32,070	(17,312)	42,685

NET INCOME	$466,956	$340,495	$526,201

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

BALANCE, JANUARY 1, 2000 (Unaudited)	$14,689,748

Net income (Unaudited)	526,201

BALANCE, DECEMBER 31, 2000 (Unaudited)	15,215,949

Distribution to members	(380,932)

Net income	340,495

BALANCE, DECEMBER 31, 2001	15,175,512

Distributions to members	(1,780,000)

Net income	466,956

BALANCE, DECEMBER 31, 2002	$13,862,468

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

	2002	2001	2000
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$466,956	$340,495	$526,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,152,632	1,136,179	1,107,316
(Gain) loss on disposal of fixed assets	(2,551)	65,963	2,078
Changes in assets and liabilities:
Accounts receivable	199,131	(252,724)	(386,875)
Inventories	829,388	(816,217)	(450,662)
Prepaid expenses	(3,190)	(41)	27,560
Deposits			50,000
Accounts payable	99,182	(82,137)	(129,825)
Accrued expenses	47,111	18,094	211,886

Net cash provided by operating activities	2,788,659	409,612	957,679

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(109,070)	(192,936)	(441,161)
Proceeds from property disposal	3,036

Net cash used in investing activities	(106,034)	(192,936)	(441,161)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(1,780,000)	(380,932)

NET INCREASE (DECREASE) IN CASH	902,625	(164,256)	516,518

CASH, BEGINNING OF YEAR	751,619	915,875	399,357

CASH, END OF YEAR	$1,654,244	$751,619	$915,875

CARBON FIBER TECHNOLOGY, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Carbon Fiber Technology, LLC (a Delaware limited liability company) (the ”Company”) manufactures carbon fiber for use in various applications, including aerospace, sporting goods, and other commercial applications.  The Company, which was previously a wholly owned subsidiary of Aldila Materials Technology Corporation (“AMTC”), was formed on October 29, 1999 as a joint venture between AMTC and SGL Carbon Fibers and Composites, Inc. (“SGL”).  AMTC contributed net assets with a book value of $13,275,877.  SGL purchased a 50% interest in AMTC’s carbon fiber manufacturing operations with a net book value of $6,637,939 for $6,971,934 in cash.  Accordingly, the excess of consideration paid by SGL over the net book value of the assets acquired of the carbon fiber manufacturing operations was recorded as a step-up in basis and is being depreciated over the average remaining useful life of the manufacturing equipment.  Based on their respective ownership interest of 50% in the joint venture, profit and loss are allocated equally to each member.  The Amended and Restated LLC Agreement provides that the Company is to continue until December 31, 2099 unless it is dissolved earlier, its affairs are wound up, and final liquidating distributions are made pursuant to the Amended and Restated LLC Agreement.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  The recorded amounts of assets, liabilities, revenues, expenses, and related disclosures are affected by such estimates and assumptions, and actual results could differ from those estimates and assumptions.

Revenue Recognition—The Company recognizes revenue as of the date merchandise is shipped to its customers.  In accordance with the Amended and Restated LLC Agreement and subject to modifications made by the members, the Company bills the members for fixed costs incurred on a monthly basis and bills variable costs at an agreed-upon transfer price for the period as fiber is shipped.  The billings reflect an approximate 5% gross profit margin to the Company.

Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  The Company has not historically experienced losses on such investments.

Accounts Receivable —The joint venture has been established to provide for the carbon fiber needs of the respective members.  Sales to third parties are permitted only after the carbon fiber requirements of each member are met.  There have been no significant sales to third parties for the years ended December 31, 2002 and 2001.  Therefore, a provision for bad debt has not been made.

Fair Value of Financial Instruments —The carrying amount of cash and cash equivalents, trade accounts receivable and payable and certain accrued expenses in the financial statements approximates their fair value due to the short maturity of those investments.

Inventories—Inventories are stated at the lower of first-in, first-out (FIFO) cost or market value.  As significantly all operating costs of the Company are directly related to the manufacturing process, they are included in determining inventory cost.

Property, Plant and Equipment—Property, plant, and equipment are stated at cost.  Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Years
Building	39
Manufacturing equipment	5-10
Office furniture and equipment	5-10

Impairment or Disposal of Long-Lived Assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes—As a limited liability company, the Company is not subject to federal and state income taxes.  The taxable income or loss of the Company is included in the income tax returns of its members.  Accordingly, the Company has made no provision for income taxes.

Recently Issued Accounting Pronouncements—In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was effective January 1, 2002.  SFAS No. 144 supercedes and clarifies the accounting in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  The adoption of this pronouncement did not have a material impact on the Company’s financial position or results of operations.

2.                      ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at December 31:

	2002	2001

Billed accounts receivable	$655,620	$923,451
Unbilled accounts receivable	254,438	185,738

Accounts receivable	$910,058	$1,109,189

3.                      INVENTORIES

Inventories consist of the following as of December 31:

	2002	2001

Raw materials	$180,401	$398,810
Work in process	402,827	306,418
Finished goods	558,492	1,265,880

Inventories	$1,141,720	$1,971,108

4.                      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31:

	2002	2001

Land	$140,142	$140,142
Building	5,850,019	5,810,860
Manufacturing equipment	8,226,224	8,287,259
Office furniture and equipment	54,921	52,298

	14,271,306	14,290,559
Less accumulated depreciation and amortization	(3,430,734)	(2,405,940)

Property, plant and equipment	$10,804,572	$11,884,619

Depreciation and amortization expense was $1,152,632, $1,136,179 and $1,107,316 in 2002, 2001 and 2000 (unaudited), respectively.

5.                      ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31:

	2002	2001

Salaries and wages	$115,819	$118,985
Accrued bonuses	205,170	141,075
Other	27,820	41,638

Accrued expenses	$348,809	$301,698

6.                      RELATED PARTY TRANSACTIONS

The joint venture has been established to provide for the carbon fiber needs of the respective members.  Substantially all sales for the years ended December 31, 2002 and 2001 were made to the members, SGL and Aldila Golf Corp., an affiliate of AMTC.  Substantially all accounts receivable at December 31, 2002 and 2001 are due from SGL and Aldila Golf Corp.  Administrative services charged by Aldila Golf Corp. to the Company were approximately $18,000, $30,000 and $43,000 for the years ended December 31, 2002, 2001 and 2000 (unaudited), respectively.

7.                      EMPLOYEE BENEFIT PLAN

Effective January 1, 2000, the Company adopted the Carbon Fiber Technology, LLC 401(k) Savings Plan (the ”Plan”) for employees of the Company.  This defined contribution plan allows employees who satisfy the age and service requirements of the Plan to contribute up to 20% of pre-tax wages, limited to the maximum amount permitted by federal law.  The Company matches 25% of the first 4% of employee contributions.  The Company’s matching contributions vest ratably over four years.  The Company’s contributions amounted to approximately $7,000 for each of the years ended December 31, 2002 and 2001.

******

(25056)